

OFFERING MEMORANDUM

facilitated by



1

Tradesman Brewing Co. INC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Tradesman Brewing Co. INC
State of Organization	SC
Date of Formation	07/30/2013
Entity Type	Corporation
Street Address	1639 Tatum St, Charleston SC, 29412
Website Address	https://www.tradesmanbrewing.com/

(B) Directors and Officers of the Company

Key Person		Christopher Winn
Position with the Company		
	Title	VP Sales and Marketing
	First Year	2015
Other business experience (last three years)		*Chris promotes sales to accounts in the public with our distributor as well as manages one staff person who books events, food trucks and manages the majority of the social media accounts.*

Key Person	Bonny McConnell, Jr.
Position with the Company	
Title: President First Year: 2015	President 2015
Other business experience (last three years)	*Scott is the co-founder, owner and brewer of this business since its inception in 2013.*

Key Person	Sara McConnell
Position with the Company	
Title: VP Operations First Year: 2015	VP Operations 2015
Other business experience (last three years)	*Sara Gayle is responsible for all finances, Human Resources and taproom management.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Winn	31.37%
Bonny McConnell, Jr.	32.32%
Sara McConnell	31.37%

(D) The Company's Business and Business Plan

Market Potential

South Carolina has 117 breweries and brewpubs, Compare that to North Carolina that has the largest number in the South at 320.

- Charleston Brewery District contains 10 breweries within one mile. The district works collaboratively on marketing ideas. The Trolley runs every Saturday, Tradesman is the beginning stop at the top of every hour. The trolley provides a reason for customers to come, ride and drink beer at all locations. It can be utilized by tourists, friends and family visiting or just an outing with local friends.
- Successful collaboration with several food trucks weekly. Having food routinely on site allows customers to safely consume more than one pint when they are here.
- National medals that we will use to leverage and promote our "Well Built Beer". Our first ever barrel aged beer won a Gold Medal in Kentucky at the Alltech Commonwealth Cup in 2016.

- Produce consistent, quality beer with no "off flavors" as we scale up production.

The Team

Sara McConnell, VP of Operations

Sara Gayle McConnell: Co-Founder, VP Operations and Finance, Tasting Room Manager. Twenty three years of Neonatal ICU experience. She is committed to excellent customer service.

Christopher Winn, VP of Marketing and Sales

Partner, VP Marketing, I.T./Media/PR. Joined the team in 2015. Worked in two established breweries (New Belgium, Palmetto) between 2001 and 2014. Experience promoting and selling national & local beer brands.

Scott McConnell, Jr., President and Head Brewer

Co-Founder, Head Brewer, President and CEO. Commercial brewer for 6 years, 8 homebrewing. He is the creative force behind all of the beers that we make.

Goals

Become top Brewery in South Carolina by:

- Production potential: 320 barrels/mo
- Tasting room visitation: 4000 transactions/mo
- Tap Room Revenue: $50,000 Monthly ($20/avg. spend)
- Distribution Sales: 240 barrels/mo. @ $75k/month

Our Story

Our new facility is on King Street and is capable of producing almost 3000 barrels of beer annually.

- We sell draft and canned beer all over South Carolina and are proud to be part of some of the best beer lists in the state.

The Tradesman Journey

Founded by husband and wife team, Scott and Sara Gayle Mcconnell, Tradesman opened as the first brewery on James Island in April 2014 and became part of the growing Charleston beer community.

- Scott and Sarah Gayle had extensive home brewing experience, which fueled their dream of starting their own commercial brewery
- Co-owner Chris Winn joined the team in January of 2015 with years of brewery experience and a love of local beer

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	November 19, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$249,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Debt Consolidation	$30,000	$60,000
Working Capital	$17,000	$174,060
Mainvest Compensation	$3,000	$14,940
TOTAL	$50,000	$249,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 5.0%[2]
Payment Deadline	2028-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$99,750	2.0%
$149,500	3.0%
$199,250	4.0%
$249,000	5.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	211
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	no
How these securities differ from the revenue sharing notes being offered to investors	These individuals get K1's each year.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Winn	31.37%
Bonny McConnell, Jr.	32.32%
Sara McConnell	31.37%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Pinnacle Bank	$903,000	6%	12/05/2027	
CLIMB Fund	$31,193	8.25%	12/11/2023	
CLIMB Fund	$99,691	9%	12/11/2023	
EIDL	$199,500	3.75%	04/30/2030	

(Q) Other Offerings of Securities within the Last Three Years

We offered stock at $1,000/share.

We had 21 shares that were used to convert $21,000 of peer to peer loans (3 individuals) into equity and take the debt off the books. We sold an additional $18,000 in shares to 3 other individuals. Total percent of ownership with this offering is 3.9% of the company. We used the $18,000 for operating costs in late 2019. This was due to laws in the state that required us to submit a letter to our distributor to announce that we wanted to leave our contract with them. They were unable to correct the issues stated and finally sent us a letter of release 5 months later. We were able to sign with a new distributor and sold exactly one order prior to COVID shutting us down for 2 months. Our new distributor has been able to sell draft beer as well as small amounts of packaged beer that will equal 2019 totals. They have done this in the face of COVID and while we have continued to activate creative ways to sell beer out of our taproom.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Subsequent events to historical financials

Since the latest available financial statements of Tradesman Brewing Co., we have had the following material changes and trends:

- Increase in costs relating to moving to a new location in late 2017, with little to no ability to generate revenue until June 2018.

- Purchased equipment for increased capacity at new location

- Took out a loan for $840,000 to purchase a 15bbl brewhouse with 3 60bbl fermenters as well as convert new space to a brewery/taproom.

Other challenges

Tradesman Brewing Co. has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

1. September 30, 2017-- lease was up at old location, Moved to new location but construction delayed opening until June 2018.

2. September 2019- Governor issued mandatory evacuation for Hurricane Dorian over Labor Day weekend. Lost $10,000 in revenue that week.

3. No distribution from October 2019-March 2020 as we were breaking ties with a distributor and finding a new one. Signed with new distributor 1 month prior to COVID shutting the state down.

Forecasted milestones

Tradesman Brewing Co. forecasts the following milestones:

- Continue to work closely with our new distributor and explore creative alternatives by end of year 2022

- Hire for the following positions by October 2021: Assistant Brewer, Sales rep for off premise sales, Keyholder for taproom

- Achieve $1,321,000.00 in revenue per year by 2023

- Achieve $244,000.00 in profit per year by 2023

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$638,626	$1,320,998	$1,651,248	$1,816,373	$1,907,192
Cost of Goods Sold	$30,000	$64,000	$80,000	$88,000	$92,400
Gross Profit	$608,626	$1,256,998	$1,571,248	$1,728,373	$1,814,792
EXPENSES					
Rent	$98,482	$100,944	$103,467	$106,053	$108,704
Equipment Rental	$8,400	$8,400	$10,500	$11,550	$12,128
Payroll Expenses	$210,000	$420,000	$525,000	$577,500	$606,375
Marketing/Advertising	$1,200	$6,000	$7,500	$8,250	$8,662
Accounting & Legal	$8,000	$8,000	$10,000	$11,000	$11,550
Insurance-Business	$27,000	$27,675	$33,750	$37,125	$38,981
Insurance-Health	$15,024	$60,000	$75,000	$82,500	$86,625
Equipment	$3,000	$8,400	$3,125	$3,437	$3,609
Repairs and Maintenance	$6,000	$6,000	$7,500	$8,250	$8,662
Licenses	$3,400	$3,400	$4,250	$4,675	$4,908
Taxes-other	$80,000	$80,000	$100,000	$110,000	$115,500
Meals & Entertainment	$2,000	$6,000	$7,500	$8,250	$8,662
Utilities	$61,500	$61,500	$76,875	$84,562	$88,790
Office Supplies	$1,100	$1,100	$1,375	$1,512	$1,588
Postage	$280	$280	$350	$385	$404
Tasting Room Supplies	$24,000	$49,644	$62,055	$68,260	$71,673
WIP Loss	$9,600	$9,600	$12,000	$13,200	$13,860
Operating Profit	$49,640	$400,055	$531,001	$591,864	$624,111

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$1,069,764.00	$1,181,518.00
Cash & Cash Equivalents	$359.00	$12,929.00
Accounts Receivable	$0.00	$1,029.00
Short-term Debt	$921,205.00	$62,430.00
Long-term Debt	$1,065,302.00	$1,142,457.00
Revenues/Sales	$442,979.00	$319,143.00
Cost of Goods Sold	$9,029.00	$28,499.00
Taxes Paid	$0	$0
Net Income	$-163,605.00	$-311,117.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V